               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                      --------------------

                            Form 11-K

                      --------------------



     [ X ]                ANNUAL REPORT
                    PURSUANT TO SECTION 15(d)
                             OF THE
         SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the fiscal year ended
                        December 31, 1993

                               OR

     [   ]              TRANSITION REPORT
                    PURSUANT TO SECTION 15(d)
                             OF THE
        SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from           to
                                    ---------    ----------
                  Commission File Number 1-9052

A. Full title of plan and the address of plan, if different from that of named issuer below:

               THE DAYTON POWER AND LIGHT COMPANY
        SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DPL INC.
                      Courthouse Plaza S.W.
                       Dayton, Ohio  45402

                       Report of Independent Accountants

To the Operating Committee of The Dayton Power and Light Company and the
  Members of The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees:


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees at December 31, 1993 and 1992, and the changes in its net assets available for benefits for each of the three years in the period ended
December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Price Waterhouse
Dayton, Ohio
June 15, 1994

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

                       The Dayton Power and Light Company
           Employee Savings Plan for Collective Bargaining Employees
                 Statement of Net Assets Available for Benefits




                                                       December 31,
                                                    1993          1992
                                                 ----------   -----------
Assets
- - ------


Investments at fair value (Note 3):

  Guaranteed Investment Contracts                $                 $ 3,530,565
  DPL Inc. Common Stock Fund                       2,403,497
  Short-term Investments and Cash                  3,687,769         3,716,315
  IDS Collective Income Fund                       3,294,129         2,028,301
  IDS Research 150 Fund                            1,929,225         1,004,259
  IDS Mutual Fund                                  3,292,707         1,204,053
  IDS Cash Management Fund                           441,513           215,073
                                                 -----------       -----------
    Total Investments                             15,048,840        11,698,566

Receivables:

  Accrued Contributions                               40,830            30,093
                                                 -----------       -----------
    Net Assets Available for Benefits            $15,089,670       $11,728,659
                                                 ===========       ===========











  (The accompanying notes are an integral part of the financial statements.)


                       The Dayton Power and Light Company
            Employee Savings Plan for Collective Bargaining Employees
                       Statement of Changes in Net Assets
                             Available for Benefits




                                                  Year Ended December 31,
                                           ------------------------------------
                                              1993          1992        1991
                                           ----------    ----------  ----------


Investment income (Note 4):
  Interest Earned                          $  299,936    $  556,019  $  584,972
  Investment Earnings                         503,187       197,479
  Dividends                                    77,367
  Net Appreciation in Fair Value
   of Investments                             256,804        21,034
  Net Realized Gain on Investments             14,667         1,473
                                           ----------    ----------  ----------
                                            1,151,961       776,005     584,972

Employee contributions (Note 6)             2,691,460     2,537,406   2,200,071
                                           ----------    ----------  ----------
  Total additions                           3,843,421     3,313,411   2,785,043

Benefits paid to participants (Note 9)       (450,530)     (512,682)   (109,681)
Transfers from plan (Note 9)                  (31,880)
                                           ----------    ----------  ----------
  Total deductions                           (482,410)     (512,682)   (109,681)
                                           ----------    ----------  ----------
  Net increase                              3,361,011     2,800,729   2,675,362

Net assets available for benefits:
  Beginning of year                        11,728,659     8,927,930   6,252,568
                                           ----------    ----------  ----------
  End of year                             $15,089,670   $11,728,659  $8,927,930
                                           ==========    ==========  ==========






    (The accompanying notes are an integral part of the financial statements.)

                       The Dayton Power and Light Company
           Employee Savings Plan for Collective Bargaining Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992


Note 1 - Plan Description:
- - -------------------------

The Dayton Power and Light Company Employee Savings Plan For Collective Bargaining Employees (the Plan), effective December 1, 1986, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide union employees of the Company with a 401(k) plan. An eligible employee may execute a deferral agreement directing the Company to contribute to the Plan on behalf of the employee, subject to certain limitations, at least 1% or a fixed dollar amount per pay period (in multiples of $5) of regular compensation. In addition, the Plan allows a participant to contribute either 25%, 50%, 75% or 100% of any productivity bonus. All employee contributions to the Plan are 100% vested. There are no contributions by the Company under the Plan. The Company may match employee contributions made to the Plan on or after November 1, 1993, with shares of stock in the Company's parent, DPL Inc., held in the Employee Stock Ownership Plan (ESOP) of DPL Inc., adopted on October 8, 1992. In general, benefit payments are made in a lump sum distribution on the first to occur of the participant's termination of employment, at the participant's death, or April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2.

The Plan was amended November 1, 1993 to coordinate the Plan with the employer matching opportunity in the ESOP. The Dayton Power and Light Company Savings Trust for Collective Bargaining Employees (Trust) was amended effective January 1, 1992, to provide four investment options replacing the Guaranteed Investment Contract (GIC) investment option. Investment option participants may elect to invest their contributions in the IDS Cash Management Fund, the IDS Collective Income Fund, the IDS Mutual Fund and/or the IDS Research 150 Fund. The Trust was also revised effective January 1, 1993, to add an option to invest in a DPL Inc. common stock fund.

The following is a brief description of the available Funds:

Guaranteed Investment Contracts (GICs) are an "income" type of investment that is managed to protect principal from loss while maintaining a steady rate of return. A GIC is a contract with an insurance company that pays a fixed rate of return on an investment and returns the principal upon maturity of the contract.

The IDS Cash Management Fund is a money market fund. This Fund has three main goals: conservation of capital, constant liquidity, and the highest possible current income consistent with these objectives. Capital growth is not an objective.

                       The Dayton Power and Light Company
           Employee Savings Plan for Collective Bargaining Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992

Note 1 - Plan Description: - Continued
- - -------------------------

The IDS Collective Fund is in the "income" category of funds. This Fund is managed to help protect principal from loss while seeking an attractive, steady rate of return. This Fund invests in GICs, Bank Investment Contracts and short-term investments.

The IDS Mutual Fund is a growth and income fund. The Fund focus is on balanced growth from debt and equity securities of medium to large, well-established companies that offer long-term capital appreciation and income from dividends and interest.

The IDS Research 150 Fund is a growth and income fund. The Fund focus is on equity securities of about 150-200, well-established U.S. companies that offer long-term capital appreciation and income from dividends and interest.

The DPL Inc. Common Stock Fund is an investment Fund in which the only equity security held is DPL Inc. common shares. This Fund is offered to allow employees the opportunity to participate directly in the success of the Company through ownership of DPL Inc. common shares. The objective for this Fund is the growth of capital through both appreciation and current dividend income.

Note 2 - Summary of Significant Accounting Policies:
- - ---------------------------------------------------

Basis of Accounting
- - -------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation
- - --------------------

Investments are valued using quoted market prices except for GIC's, which are valued at contract value. Contract value represents contributions made, plus interest at the contract rate.

Income Taxes
- - ------------

The Plan, prior to November 1, 1993, is exempt from federal income tax purposes as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code and all earnings of the Plan are exempt from federal income tax; the Plan received a determination letter from the Internal Revenue Service dated May 18, 1987 indicating that the Plan is so qualified. The Company is currently requesting a determination letter with respect to the November 1, 1993 amendment to the Plan. Management believes the Plan remains qualified as tax exempt.

                       The Dayton Power and Light Company
           Employee Savings Plan for Collective Bargaining Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992
                                   Continued


Note 3 - Investments:
- - --------------------

The following table presents the fair value and cost of investments held by the Plan at December 31, 1993 and 1992. Investments that represent five percent or more of the Plan's net assets are separately identified.


                                                 December 31, 1993
                                    -------------------------------------------
                                    Number of Shares  Fair Value        Cost
                                    ----------------  -----------    -----------


DPL Inc. Common Stock Fund               227,949      $ 2,403,497    $ 2,308,546
Short-term Investments and Cash                         3,687,769      3,687,769
IDS Collective Income Fund               239,138        3,294,129      3,295,381
IDS Research 150 Fund                    121,902        1,929,225      1,810,191
IDS Mutual Fund                          264,199        3,292,707      3,248,636
IDS Cash Management Fund                                  441,513        441,513
                                                      -----------    -----------
                                                      $15,048,840    $14,792,036
                                                      ===========    ===========



                                                 December 31, 1992
                                    -------------------------------------------
                                    Number of Shares  Fair Value        Cost
                                    ----------------  -----------    -----------


Guaranteed Investment Contract,
 Metropolitan Life, 8.38%,
 due 1-1-94                                           $ 3,530,565    $ 3,530,565
Short-term Investments and Cash                         3,716,315      3,716,315
IDS Collective Income Fund               156,047        2,028,301      2,027,832
IDS Research 150 Fund                     69,803        1,004,259        959,294
IDS Mutual Fund                          100,472        1,204,053      1,228,453
IDS Cash Management Fund                                  215,073        215,073
                                                      -----------    -----------
                                                      $11,698,566    $11,677,532
                                                      ===========    ===========


                       The Dayton Power and Light Company
           Employee Savings Plan for Collective Bargaining Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992
                                   Continued


Note 4 - Investment Income:
- - --------------------------
The following table details the $1,151,961 and $776,005 investment income related to the Plan's investments for years ended December 31, 1993 and 1992, respectively.


                                             Year Ended December 31, 1993
                               --------------------------------------------------------
                                                                                  Net
                               Interest  Investment             Appreciation   Realized
                                Earned    Earnings   Dividends  in Fair Value    Gains
                               --------  ----------  ---------  -------------  --------

Guaranteed Invest. Contracts   $290,833
DPL Inc. Common Stock Fund                             $77,367   $ 94,951       $   848
IDS Collective Income Fund                $186,865                 (1,252)        1,304
IDS Research 150 Fund                       33,185                119,034         4,868
IDS Mutual Fund                            283,137                 44,071         7,647
IDS Cash Management Fund          9,103
                               --------   --------     -------   --------       -------
                               $299,936   $503,187     $77,367   $256,804       $14,667
                               ========   ========     =======   ========       =======


                                            Year Ended December 31, 1992
                                 --------------------------------------------------
                                                                              Net
                                 Interest    Investment    Appreciation    Realized
                                  Earned      Earnings     in Fair Value     Gains
                                 --------    ----------    -------------   --------

Guaranteed Invest. Contracts     $556,019
IDS Collective Income Fund                    $ 84,345       $    468       $  359
IDS Research 150 Fund                           14,157         44,962          833
IDS Mutual Fund                                 98,977        (24,396)         281
                                 --------     --------       --------       ------
                                 $556,019     $197,479       $ 21,034       $1,473
                                 ========     ========       ========       ======


Note 5 - Priorities Upon Termination of The Plan:
- - ------------------------------------------------
Although the Company expects that the Plan will be permanent, it reserves the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

                       The Dayton Power and Light Company
           Employee Savings Plan for Collective Bargaining Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992
                                   Continued


Note 6 - Contributions:
- - ----------------------

Employee contributions withheld by the Company are paid into the Plan within ten days of the related payroll deductions.

The following table provides a detailed listing of employee contributions presented in the Statement of Changes in Net Assets Available for Benefits.


                                           Year Ended           Year Ended
                                        December 31, 1993    December 31, 1992
                                        -----------------    -----------------


DPL Inc. Common Stock Fund                $  893,827            $    -
IDS Collective Income Fund                   519,852             1,112,876
IDS Research 150 Fund                        458,881               624,123
IDS Mutual Fund                              710,500               661,168
IDS Cash Management Fund                      97,663               139,239
Net Accrued Contributions                     10,737                 -
                                          ----------            ----------
                                          $2,691,460            $2,537,406
                                          ==========            ==========


Note 7 - Administrative Expenses:
- - --------------------------------

The Plan is administered by the Company, without charge to the Plan, and trusteed by IDS Trust. All fees incurred in the administration of the Plan and the trust fund are borne by the Company, including the trustee's compensation and expenses and any broker's fees incurred by the trust.

Note 8 - Change in Trustee:
- - --------------------------

Effective January 1, 1992, IDS Trust, a division of the IDS Bank and Trust, was appointed trustee of the Plan by the Company, superseding the previous trustee, Society Bank.

Note 9 - Benefits:
- - -----------------

In 1991, the Plan changed its method of accounting for benefit obligations to persons who have withdrawn from participation in the Plan. In order to comply with guidance for accounting and disclosure requirements for employee benefit plans, the Statement of Net Assets Available for Benefits does not include benefit obligations payable. As of December 31, 1993, there were no benefit obligations for persons who had withdrawn from participation in the Plan.

                       The Dayton Power and Light Company
           Employee Savings Plan for Collective Bargaining Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992
                                   Continued



Note 9 - Benefits: - Continued
- - -----------------

The following table provides a detailed listing of benefits paid to participants in the year ended December 31, 1993 and 1992.



                                           Year Ended           Year Ended
                                        December 31, 1993    December 31, 1992
                                        -----------------    -----------------


Guaranteed Investment Contract             $128,352             $378,916
DPL Inc. Common Stock Fund                   29,291                 -
IDS Collective Income Fund                  207,001              105,406
IDS Research 150 Fund                        36,504               12,856
IDS Mutual Fund                              40,333                7,682
IDS Cash Management Fund                      9,049                7,822
                                           --------             --------
                                           $450,530             $512,682
                                           ========             ========




In 1993, there were transfers of $31,880 between the Employee Savings Plan for Collective Bargaining Employees and the Employee Savings Plan for Non-Union Employees. These transfers reflect the movement of savings for employees who have moved between Union and Non-Union status.

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

                                                                   Schedule I
                                                                   ----------


                       The Dayton Power and Light Company
         Employee Savings Plan for the Collective Bargaining Employees
     Statement of Assets Held for Investment Purposes at December 31, 1993







                                   Number of
                                    Shares         Fair Value          Cost
                                   ---------      ------------     -----------


DPL Inc. Common Stock Fund          227,949       $ 2,403,497      $ 2,308,546
Short-term Investment and Cash                      3,687,769        3,687,769
IDS Collective Income Fund          239,138         3,294,129        3,295,381
IDS Research 150 Fund               121,902         1,929,225        1,810,191
IDS Mutual Fund                     264,199         3,292,707        3,248,636
IDS Cash Management Fund                              441,513          441,513
                                                  -----------      -----------
                                                  $15,048,840      $14,792,036
                                                  ===========      ===========









                                                                             Schedule II
                                                                             -----------



                            The Dayton Power and Light Company
              Employee Savings Plan for The Collective Bargaining Employees
                  Transactions or Series of Transactions in Excess of 5%
               of the Value of the Plan's Net Assets Available for Benefits
                           For the Year Ended December 31, 1993




                                                                               Number of
Identity of Party Involved   Purchased     Sold        Cost     Gain/(Loss)  Transactions
- - --------------------------   ---------  ---------   ---------   -----------  ------------
                                 $           $           $          $


DPL Inc. Common Stock Fund*  2,342,992       -           -          -             90
                                 -         35,294      34,446       848           13

IDS Mutual Fund              2,176,976       -           -          -             93
                                 -        140,034     133,708     6,326           29

IDS Research 150 Fund        1,008,761       -           -          -             75
                                 -        207,693     197,345    10,348           36

IDS Collective Income Fund   1,853,909       -           -          -             67
                                 -        588,136     586,753     1,383           52

Guaranteed Investment            -      3,821,398   3,821,398       -             14
Contract, Metropolitan
8.38%, 01/01/94





*Party in Interest

                           SIGNATURES

The Plan.
- - --------
Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                             The Dayton Power and Light Company
                                Savings Plan for Collective
                                    Bargaining Employees
                             ----------------------------------
                                       (Name of Plan)




Date    June 29, 1994        By Thomas M. Jenkins
      ------------------        -------------------------------
                                Thomas M. Jenkins
                                Member of Plan's Administrative
                                  Committee

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